Exhibit 99.1

CANADA

PROVINCE OF ONTARIO

TOWN OF RICHMOND HILL

AFFIDAVIT OF MAILING

In the matter of the Annual and Special Meeting of Security Holders of Points International Ltd. (the "Corporation") to be held on: May 6, 2009 - I, Carmen LaCavera, of the Town of Richmond Hill, Province of Ontario, make oath and say as follows:

1.	THAT I am an administrator for Computershare Investor Services Inc.;

2.	THAT Computershare Investor Services Inc. is the Transfer Agent and Registrar for the Corporation;

3.	THAT the documents listed in this Affidavit were mailed to security holders of the Corporation as indicated below:

Class	Holder Type
COMMON	Registered

4.	THAT the following documents have been mailed on March 30, 2009, to all holders of the Corporation as indicated above, to their address of record at the close of business on March 23, 2009, namely:

Exhibit	Documents	Bilingual	English	French
A	POINTS INTERNATIONAL LTD. 2008 Annual Report (only to holders who opted to receive one)		X
B	Notice of Annual and Special Meeting		X
C	Management Information Circular		X
D	Form of Proxy (Registered)		X
E	Return Envelope Prepaid - Canada	X
F	Return Envelope Non Prepaid - U.S. and International	X

true copies of which are attached hereto;

SWORN to before me in the Town of Richmond Hill Province of Ontario, this 3rd day of April 2009.

Carmen LaCavera	COMMISSIONER FOR OATHS